U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

     (Check One): |_| Form 10-K and Form 10-KSB |_| Form 20-F |_| Form 11-K
                  |X| Form 10-Q and Form 10-QSB |_| Form N-SAR

                      For Period Ended: September 30, 2006

                          |_|  Transition Report on Form 10-K
                          |_|  Transition Report on Form 20-F
                          |_|  Transition  Report on Form 11-K
                          |_|  Transition Report on Form  10-Q
                          |_|  Transition  Report on Form N-SAR

                        For the Transition Period Ended:
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NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                         PART I - REGISTRANT INFORMATION

                               NUWAY MEDICAL INC.
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                             Full Name of Registrant


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                            Former Name if Applicable

                          2603 MAIN STREET, SUITE 1155
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                         Address of Principal Executive
                           Office (Street and Number)

                                IRVINE, CA 92614
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                            City, State and Zip Code

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                        PART II - RULES 12b-25(b) AND (c)
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

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                              PART III - NARRATIVE
               ----------------------------------------------------

      State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, Form 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

      The Company is unable to file its report on Form 10-QSB primarily because of management's decision to reclassify certain expenses in the current period and the three-and six- month periods ended June 30, 2006, that had previously been allocated to selling, general and administrative expenses, between research and development expenses and selling, general and administrative expenses. These changes and certain additional changes could not be completed without undue burden or expense to the Company because of its small size and limited resources. The Company intends to amend its Form 10-QSB for the period ended June 30, 2006 and file its Form 10-QSB for the current period, on or before November 20, 2006.

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                           PART IV - OTHER INFORMATION
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      (1) Name and telephone number of person to contact to this notification


               John R. Browning                    949      270-7202
         ----------------------------------   ----------- ------------------
                 (Name)                       (Area Code) (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).


                                   |X|  Yes |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


                                 |_| Yes |X| No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                               NUWAY MEDICAL, INC.
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                  (Name of Registrant as Specified in Charter)

      Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:    November 14, 2006               By:  /s/Dennis Calvert
         ----------------------               -------------------------
                                         Name:   Dennis Calvert
                                         Title:  President